Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
STAAR Surgical Company
Monrovia, California
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated March 29, 2007 relating to the consolidated financial statements, the effectiveness of STAAR Surgical Company’s internal control over financial reporting, and schedule of STAAR Surgical Company appearing in the Company’s Annual Report on Form 10-K for the year ended December 29, 2006. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 29, 2006.
We also consent to the reference to us under the caption “Experts” in the Prospectus.
/s/ BDO Seidman, LLP
Los Angeles, California
January 28, 2008